SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
GENENTECH, INC.
(Name of Subject Company)
GENENTECH, INC.
(Names of Person Filing Statement)
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities)
368710406
(CUSIP Number of Class of Securities)
Sean A. Johnston
Genentech, Inc.
1 DNA Way
South San Francisco, California  94080-4990
(650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)
Copies To:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Special Committee of Genentech Board of Directors Responds to Roche’s
Announced Intention to Commence a Tender Offer
South San Francisco, Calif. – January 30, 2009 — The special committee of the Board of Directors of Genentech, Inc. (NYSE: DNA) today urged shareholders to take no action at this time with respect to the announcement by Roche that it intends to commence a tender offer to acquire all of the outstanding shares of Genentech not owned by Roche for $86.50 per share.  The special committee will take a formal position within 10 business days following the commencement of such a tender offer.
The special committee reiterated that on August 13, 2008, after careful consideration, it had unanimously concluded that a proposal from Roche to acquire the shares of Genentech not owned by Roche for $89.00 per share substantially undervalued the company.  “Notwithstanding current market conditions, the special committee continues to believe that $89.00 substantially undervalues the company,” said Charles A. Sanders, the chairman of the special committee of Genentech’s Board of Directors.
“The special committee is disappointed that Roche has taken this unilateral and opportunistic step in an attempt to take advantage of current market conditions. The special committee has been working diligently toward one goal: assuring full, fair value for all Genentech’s minority shareholders,” said Dr. Sanders, “The special committee has been actively engaged with Roche to assist Roche in making a proposal that recognizes the value of the company and reflects the significant benefits that would accrue to Roche as a result of full ownership.”
The special committee is represented by Goldman, Sachs & Co. and Latham & Watkins LLP. The Company is represented by Wilson Sonsini Goodrich & Rosati.
About Genentech
Founded more than 30 years ago, Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. The company has headquarters in South San Francisco, California and is listed on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.
The tender offer proposed by Roche referred to in this release has not commenced. If and when commenced, Genentech will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech shareholders are advised to read Genentech’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Shareholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by Genentech in connection with the tender offer by Roche, if and when it is commenced, free of charge at the SEC’s website at http://www.sec.gov.